July 20, 2010

VIA EDGAR

Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010
File No. 001-14036

Dear Mr. Shuman:

DST Systems, Inc. (“DST” or the “Company”) is in receipt of your comment letter dated July 16, 2010 with respect to the above-referenced reports.

We note that the letter requests a response within 10 business days, or by July 30, 2010.  Due to the absence of key personnel of DST during that period, DST respectfully requests an extension until August 13, 2010 in which to respond to your comments.

This letter is to confirm that, in a conversation on July 19, 2010 between our counsel, T.J. Lynn of Stinson Morrison Hecker LLP, and Mr. Michael Johnson of the SEC’s Staff, it was agreed that the Company would respond to the SEC’s comment letter dated July 16, 2010, on or before August 13, 2010.

Very truly yours,

/s/ Kenneth V. Hager

Vice President, Chief Financial Officer and Treasurer

cc:           Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. Thomas J. Lynn, Esq.
Mr. John Granda, Esq.

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